               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

ANNOUNCEMENT

57TH ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, Greece – June 25, 2009 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, yesterday held its 57th Annual General Assembly of Shareholders, during which 58.89% of its shareholders were present.

During the meeting, shareholders approved:

•

The Management Report of the Board of Directors, the Audit Report prepared by Certified Auditors on the stand-alone and consolidated financial statements of OTE SA of 31/12/2008, including the annual financial statements (both stand-alone and consolidated) of 31/12/2008. They also approved the distribution of a €0.75 dividend per share. The ex-dividend date will be June 29, 2009, the record date will be July 1, 2009, while dividend payment will commence on Tuesday, July 7, 2009 through Piraeus Bank in accordance with the Athens Stock Exchange and the dematerialized Securities system.

•

The exoneration of the members of the Board of Directors and the Auditors of all liability for fiscal year 2008, pursuant to article 35 of Codified Law 2190/1920.

•

The appointment of Chartered Auditors Ernst & Young for the Ordinary Audit of the financial statements (both stand-alone and consolidated) according to the International Financial Reporting Standards for the fiscal year 2009 and determination of its fees.

•

The remuneration paid to the members of the Board of Directors, the Audit Committee and the HR Remuneration Committee for fiscal year 2008 and determination of their remuneration for 2009.

•

The remuneration paid in 2008 to the Chairman of the Board of Directors and CEO, determination of a special premium based on efficiency for fiscal year 2008 and determination of his remuneration for 2009.

•

The basic terms and conditions of a project to be assigned to the member of the Board, Mr. Kevin Copp and to the CEO, pursuant to article 23a of the Law 2190/1920, and authorization to conclude such contract.

•

The renewal of agreement for the covering of civil liability of members of the Board of Directors and the company’s executive directors in the exercise of their responsibilities, duties or authorities.

With regards to the amendments to the terms of the stock option plan for executives of the Company and affiliated companies, according to article 42ε of the Codified Law 2190/1920, this was not discussed due to the absence of the required quorum of 2/3 of the share capital, in accordance with applicable law and the company’s Articles of Incorporation. As a result, the company will hold a repeated General Assembly of Shareholders.

The Annual General Assembly also elected a new ten-member Board of Directors for a three year term, pursuant to the relevant Articles of the company’s Articles of Incorporation, and appointed the independent members of the Board of Directors.

Following the conclusion of the Annual General Assembly of Shareholders, ΟΤΕ’s Board of Directors now comprises of:

Panagis Vourloumis

Chairman / CEO, Executive member

Haralambos Dimitriou

Vice-Chairman, Non-Executive member

Iordanis Aivazis

Executive member

Kevin Copp

Executive member

Hamid Akhavan-Malayeri

Non-Executive member

Guido Kerkhoff

Non-Executive member

Leonidas Evangelidis

Non-Executive/Independent member

Kostantinos Michalos

Non-Executive/Independent member

Yannos Benopoulos

Non-Executive/Independent member

Panagiotis Tabourlos

Non-Executive/Independent member

The General Assembly of Shareholders also elected the Audit Committee which comprises of independent members of the Board, Mr. P. Tabourlos, (President of the Committee), Mr. L. Evaggelidis (member), Mr.I. Benopoulos (member).

Mr. Iordanis Aivazis, who is elected member of the Board of Directors of OTE SA for the first time, holds a degree in Economics from Athens University, a Master of Arts (MA) in Marketing and Finance from Lancaster University, UK, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French.

Between 1980 and 2001 he worked in the Banking sector, holding senior managerial positions. After pursuing a career in banking he joined the OTE Group in February 2001. Since then he has been member of the Board of Directors and Executive Vice President of OTE Investments. In March 2003, he was appointed OTE Group Chief Financial Officer and from April 2004 until June 2007 he served as Chief Financial Officer of OTE SA.

Since June 2007 he has served as Chief Operating Officer of OTE SA.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ over 30,000 people in five countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 25, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer